
May 20, 2015

John M. Duffey
Executive Vice President Finance and Chief Financial Officer
Six Flags Entertainment Corporation
924 Avenue J East
Grand Prairie, TX 75050

  Re: **Six Flags Entertainment Corporation**
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed February 19, 2015
    File No. 001-13703

Dear Mr. Duffey:

  We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

  Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Critical Accounting Policies

Revenue Recognition, page 30

1. We note your disclosures of two agreements you entered into to assist third parties in the planning, design, development and operation of Six-Flags branded theme parks outside of North America. You state that each significant deliverable qualifies as a separate unit of accounting and you allocate revenue based on its relative selling price as determined by your best estimate of selling price. In that regard, please identify for us all of the deliverables in the agreements. Explain to us how you consider the guidance within ASC 605-25-25-4 and 605-25-30-6C in determining each deliverable to have standalone value and the reasonableness of your best estimate of selling price.

Notes to Consolidated Financial Statements

Note 16: Business Segments, page 75

2. We note your definition of segment measure Park EBITDA to be park earnings before interest, tax expense, depreciation and amortization. However, we note your presentation of aggregate Park EBITDA as theme park revenues less theme park cash expenses. Please reconcile for us the difference between your presentation and definition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Andrew Mew at (202) 551-3377 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief